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MAR 01 2019

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SEC FILE NUMBER
8-42303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3575 Piedmont Rd, NE, Suite 820
(No. and Street)

Atlanta	Ga	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda Spence

404-863-3060 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

629 Market Street, Suite 100	Chattanooga	Tn	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Londun Isler
NOTARY PUBLIC
Cobb County, GEORGIA
My Comm. Expires 04/11/2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/19

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brookwood Associates, LLC
3575 Piedmont Rd, NE
15 Piedmont Center, Suite 820
Atlanta, Ga 30305

Amanda Spence, 404-419-1585

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,299

B. Less payment made with SIPC-6 filed (exclude interest) (3,898)

7/26/18
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 2,401

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,401

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brookwood Associates, LLC
(Name of Corporation, Partnership or other organization)

Amanda Spence
(Authorized Signature)

Controller
(Title)

Dated the 30 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/19 and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,199,406
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 4,199,406
2e. General Assessment @ .0015	$ 6,299 (to page 1, line 2.A.)

Brookwood Associates, L.L.C.

Statement of Financial Condition
December 31, 2018

Assets	
Current assets	
Cash and Cash Equivalents	$2,033,012
Other Current Assets	5,292
Total current assets	2,038,304
Property, furniture and equipment, net of accumulated depreciation of $259,898	20,558
Total assets	$ 2,058,862
Liabilities and members' equity	
Current liabilities	
Accounts payable and accrued expenses	$ 1,229,155
Accrued lease obligation	1,339
Members' equity	828,368
Total liabilities and members' equity	$ 2,058,862

Brookwood Associates, L.L.C.

Statement of Income and Changes in Members' Equity
December 31, 2018

Revenue	
Transaction fees	$3,440,952
Advisory fees	755,500
Other operating revenue	119,084
Total revenue	4,315,536
Operating expense	
Salary and benefits	2,610,150
Regulatory licensing	19,651
General and administrative expenses	917,504
Total operating expense	3,547,305
Operating income	768,231
Other income	
Interest income	2,954
Other income (loss)	(2,392)
Total Other Income	562
Net income	768,793
Members' equity, beginning balance	882,475
Contributions	72,627
Distributions	(895,527)
Members' equity, ending balance	$ 828,368

The accompanying notes are an integral part of these financial statements.

Brookwood Associates, L.L.C.

Statement of Cash Flows
December 31, 2018

Cash flows from operating activities		
Net income	$	768,793
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation		11,701
Loss on disposal of property		2,392
Changes in:		
Accounts receivable		10,000
Other current assets		284,870
Accounts payable and accrued expenses		(255,909)
Accrued lease obligation		(19,598)
Net cash from operating activities		802,249
Cash flows used by investing activities		
Purchase of property and equipment		(11,449)
Net cash used by investing activities		(11,449)
Cash flows used by financing activities		
Contributions by members		72,627
Distributions to members		(895,527)
Net cash used by financing activities		(822,900)
Net decrease in cash and cash equivalents		(32,100)
Cash and Cash Equivalents, beginning of year		2,065,112
Cash and Cash Equivalents, end of year	$	2,033,012

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and non-interest bearing accounts. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash is $1,455,295 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2018.

Revenue and Expense Recognition

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The Company recognizes revenue from these agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursements of expenses by clients are included in revenues, and the related expenses are included in operating expense. During 2018, three clients had fees exceeding 10% of total client revenue, which accounted for approximately 37% of client revenue.

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue includes advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Property, Furniture, and Equipment

Property, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Property, Furniture and Equipment

Property, furniture and equipment consist of the following at December 31, 2018:

Furniture and fixtures	$	88,335
Computers and office equipment		183,737
Leasehold improvements		8,384
		280,456
Less accumulated depreciation		(259,898)
	$	20,558

Depreciation expense for the year ending December 31, 2018 amounted to $11,701.

3. Employee Benefit Plan

The Company has established an employee retirement plan (Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4. Operating Leases

The Company has operating lease agreements for certain office equipment and for office space in Atlanta, Georgia. The Company entered into new lease agreements during 2008 that included a seven month free rent clause and a new lease in 2010 that included a six month free rent clause for which amounts are being accrued and amortized over the terms of the leases. The accrued rent obligation relating to the free rent amounted to $1,339 as of December 31, 2018. Rental expense was $102,765 for the year ended December 31, 2018.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. We expect to adopt the guidance using a modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental statement of financial condition recognition for lessees. The Company expects the right-of use assets and the lease liabilities recorded on the statement of financial condition will, at a minimum, be $19,599 based on future minimum lease payments required under current lease agreements. The Company does not expect a material effect from implementation of the new standard on its net capital, results of operations, and cash flows.

The minimum future rental payments under these leases are as follows:

Year		Amount
2019	$	17,739
2020		1,860
Thereafter		-
Total minimum future rental payments	$	19,599

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2018, the ratio of aggregate indebtedness to net capital was 1.53 to 1 and net capital was $802,518 which was $720,485 more than the required net capital of $82,033.

6. Changes in Members' Equity by Class

On March 31, 2018, the Company amended it's operating agreement and issued Class C stock to one of the managing directors. The amendment allows the managing director to achieve certain benefits associated with LLC member status. Following the effectiveness of this amendment, the capital structure of the Company will consist of 1,000 Class A Units and 100 Class C Units. Following the amendment, the profit sharing agreement will be determined according to the same formulas and terms as those in place prior to the amendment.

	Class A	Class C	Total
Balance 12/31/2017	$ 882,475	$ 0	$ 882,475
Net Income	194,780	574,013	768,793
Distributions	(522,900)	(372,627)	(895,527)
Contributions	0	72,627	72,627
Balance 12/31/2018	$ 554,355	$ 274,013	$ 828,368

7. Other Accounting Pronoucements

Other accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Supplementary Information

Brookwood Associates, L.L.C.

Supplementary Information
December 31, 2018

Computation of Net Capital

Members' equity, December 31, 2018	$	828,368
Less non-allowable assets		(25,850)
Net Capital	$	802,518
Required Net Capital (greater of 6 2/3% of aggregated indebtedness or $5,000)	$	82,033

Reconciliation of the computation of members' equity to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018:

Members' equity, Form 17A-5, Part IIA	$	750.129
Overstatement of liabilities included in the computation n Form 17A-5, Part IIA	$	78,239
Members' Equity per Audited Financial Statements	$	828,368

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018:

Net capital, Form 17A-5, Part IIA	$	724,279
Overstatement of liabilities included in the computation n Form 17A-5, Part IIA	$	78,239
Net Capital Per Audited Financial Statements	$	802,518

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Accounts payable and other liabilities	$	1,230,494
Total Aggregate Indebtedness	$	1,230,494
Ratio of Aggregate Indebtedness to Net Capital		1.53

BrookwoodAssociates

Atlanta
3575 Piedmont Road
15 Piedmont Center
Suite 820
Atlanta GA 30305
404 874.7433 | Phone
404.564.5101 | Fax

Charlotte
401 North Tryon Street
10th Floor
Charlotte, NC 28202
704 705.3654 | Phone
704 372 2528 | Fax
Brookwoodassociates.com

February 28, 2019

Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE : **Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017**

Dear Sir/Madame:

For the fiscal year ending December 31, 2018, Brookwood Associates LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between broker or dealer and its customers through one of more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Brookwood Associates LLC."

Brookwood Associates LLC met the exemption provided above for the period ending December 31, 2018.

Sincerely

Managing Director

elliott davis

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Managing Member
Brookwood Associates, L.L.C.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brookwood Associates, L.L.C. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 ("FOCUS Report") for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Chattanooga, Tennessee
March 1, 2019

elliott davis

Report of Independent Registered Public Accounting Firm – Exemption Report

Managing Member
Brookwood Associates, L.L.C.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Brookwood Associates, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (b) Brookwood Associates, L.L.C. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Brookwood Associates, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brookwood Associates, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Chattanooga, Tennessee
March 1, 2019

elliott davis

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
415

Report of Independent Registered Public Accounting Firm

Managing Member
Brookwood Associates, L.L.C.
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C. (the "Company") as of December 31, 2018, and the related statements of income and changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital, Reconciliation of the Computation of Members' Equity to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018, Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018, and Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Brookwood Associates, L.L.C.'s financial statements. The Supplemental Information is the responsibility of the Brookwood Associates, L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital, Reconciliation of the Computation of Members' Equity to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018, Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018, and Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Chattanooga, Tennessee
March 1, 2019